EXHIBIT 99.1 1E
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings St
Vancouver, BC V6C 1B4

(the "Issuer")

Item 2.	Date of Material Change

February 7, 2013

Item 3.	Press Release

The press release was disseminated through Canada Stockwatch and Marketwire news services on February 7, 2013.

Item 4.	Summary of Material Change

The Company reported assays today, the results extend the 1 to 3 gram envelope of gold mineralization at NBFZ to the north and to the south by more than 1500ft (~500m), with holes RR12-27 (~55ft of 0.057 oz Au/st [16.8m of 1.95 g/t Au]) and RR12-24 (132 feet of 0.039 oz Au/st [40.2m of 1.34 g/t Au]) confirming continuation of mineralization to the south.

Item 5.	Full Description of Material Change

See attached News Release.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

February 7, 2013

GOLD STANDARD VENTURES CORP.
By:
“Richard Silas”
Corporate Secretary
Official Capacity
Richard Silas
(Please print here name of individual whose signature appears above.)

GOLD STANDARD VENTURES SIGNIFICANTLY EXPANDS GOLD ENVELOPE ALONG NORTH BULLION FAULT ZONE ON ITS RAILROAD PROJECT, CARLIN TREND, NEVADA

Drilling establishes more than 3000ft (~1000m) of strike length of 1 to 3 gram gold halo surrounding North Bullion high grade gold zone

Phase 2 definition drilling program initiated, designed to cross-cut high grade feeder zones

February 7, 2013 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com) today released new results from Phase 1 drilling of the North Bullion Fault Zone (NBFZ) deposit at its 100% controlled Railroad Project in Nevada’s Carlin Trend.  The results extend the 1 to 3 gram envelope of gold mineralization at NBFZ to the north and to the south by more than 1500ft (~500m), with holes RR12-27 (~55ft of 0.057 oz Au/st [16.8m of 1.95 g/t Au]) and RR12-24 (132 feet of 0.039 oz Au/st [40.2m of 1.34 g/t Au]) confirming continuation of mineralization to the south. The envelope now appears to stretch from hole RR11-9 in the north to hole RR12-24 in the south, a total of more than 3000ft (~1000m), and it remains open in multiple directions. The high grade zone that lies within this envelope ranges from 5 to 15 grams per tonne gold and has been traced to date for about 900ft (300m) in contiguous drill holes RR11-16, RR12-1, and RR12-10. (Please see drill hole location map at http://goldstandardv.com/images/nbzf-drill-holes.jpg )

In Phase 1, the drilling was carried out at approximate 300ft (100m) spacings in a west-to-east orientation, which was determined to be the most effective direction for successfully exploring the size and continuity of the NBFZ deposit. Analysis and interpretation of the Phase 1 drill results has led to the conclusion that a west-to-east orientation has likely drilled sub-parallel to high grade feeder zones, the known source of the mineralization in the larger lower-grade envelope.  Phase 2 definition drilling has now begun which will be oriented from east to west, to cut across the anticipated feeder zones at higher angles. The spacing of Phase 2 will be tighter, at approximately 160ft (~50m), and will focus primarily on the high grade centre as indicated by Phase 1 drill holes, with step-outs and offsets to follow the high grade zones as warranted. Initially, this definition drilling program will consist of approximately 10 to 12 holes, with potential for additional holes based on results.

Dave Mathewson, Gold Standard`s Vice President of Exploration, states that: “Phase 1 drilling has affirmatively answered the question as to whether or not the NBFZ deposit has the size and continuity to support a large, Carlin-style deposit. At this point, we understand enough about the deposit’s controls to begin the process of definition drilling, initially in the central portion of the deposit.  We expect the change in drill orientation to cut additional high grade feeder zones,” he said.

“Carlin-type gold deposits tend to occur within structural corridors. We expect to see periodic recurrences of the NBFZ deposit along the Bullion Fault Corridor, in a predictive fault-generated pattern typical of Carlin systems. Surface geochemistry, gravity and CSAMT geophysical data indicate that the Bullion Fault Corridor is highly prospective for at least 5 miles (8 kilometers) to the south.   We will continue to pursue extensions of the NBFZ deposit and we will also explore for additional NBFZ-style deposits along the Bullion Fault Corridor to the north and south. Previously, we had not been able to get to the southern extension of the corridor because of a combination of unsecured mineral rights and permitting limitations but these issues have now been resolved,” Mathewson said.

The Railroad Project Plan of Operations approved by the Bureau of Land Management (BLM) December, 2012 allows up to 200 acres of disturbance on the public lands in addition to the previously permitted alternating private sections permitted through the Nevada Department Of Environmental Protection. As a result the vast majority of the Bullion Fault, sufficient for a major drill campaign along the Bullion Fault Corridor, is fully permitted.

Please see table below for detailed significant Intercepts for North Bullion Fault Zone.

RR12-13	Intercept (ft)	Thickness (ft)	Grade (oz/st)	Intercept (m)	Thickness (m)	Grade (g/t)
	347-393	46	0.026	105.8-119.8	14	0.892
	909-1083	174	0.02	277.1-330.2	53.1	0.686
	1193-1263	70	0.02	363.7-385.0	21.3	0.686

RR12-15	Intercept (ft)	Thickness (ft)	Grade (oz/st)	Intercept (m)	Thickness (m)	Grade (g/t)
	212-306	94	0.012	64.6-93.3	28.7	0.412
	441-517	76	0.016	107.0-157.6	23.2	0.549

RR12-18	Intercept (ft)	Thickness (ft)	Grade (oz/st)	Intercept (m)	Thickness (m)	Grade (g/t)
	804-824	20	0.011	245.1-251.2	6.1	0.377
	903-1037	134	0.023	275.3-316.2	40.9	0.789
	1568-1596	28	0.033	478.1-486.6	8.5	1.132

RR12-19	Intercept (ft)	Thickness (ft)	Grade (oz/st)	Intercept (m)	Thickness (m)	Grade (g/t)
	842-881	39	0.013	256.7-268.6	11.9	0.446
	1161-1187	26	0.038	354.0-361.9	7.9	1.303
	1742-1764	22	0.008	531.1-537.8	6.7	0.274
	2027-2050	23	0.01	618.0-625.0	7	0.343
RR12-20 No Significant Gold Interval > 20 feet

RR12-24	Intercept (ft)	Thickness (ft)	Grade (oz/st)	Intercept (m)	Thickness (m)	Grade (g/t)
	293-312	19	0.022	89.3-95.1	5.8	0.274
	867-898	31	0.017	264.3-273.8	9.5	0.583
	923-1055	132	0.039	281.4-321.6	40.2	1.34
including	1005-1055	50	0.072	306.4-321.6	15.2	2.47
RR12-25 (Hole lost at 1406.5)	Intercept (ft)	Thickness (ft)	Grade (oz/st)	Intercept (m)	Thickness (m)	Grade (g/t)
	1,152-1,174	22	0.012	351.2-357.9	6.7	0.411
RR12-27	Intercept (ft)	Thickness (ft)	Grade (oz/st)	Intercept (m)	Thickness (m)	Grade (g/t)
	496-551	55	0.057	151.2-168.0	16.8	1.955
	870-890	20	0.014	265.2-271.3	6.1	0.48
	959-1,007	48	0.011	292.4-307.0	14.6	0.377
	1,037-1,087	50	0.022	316.2-331.4	15.2	0.754

*note: the gold intervals reported in the above table are based on a 0.300 g Au/t (0.008 oz Au/st) cutoff. The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex tectonic and collapse breccia bodies tends to be irregular and determinable by grade breaks only.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard Ventures is focused on the acquisition and exploration of gold projects in North Central Nevada. Gold Standard currently holds a portfolio of projects totaling approximately 40,000 acres of prospective ground within North Central Nevada and the Walker Lane of which 18,130 acres comprise the flagship Railroad Gold Project on the productive Carlin Gold Trend.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions.  Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our current drill plans are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: operational risks associated with mineral exploration; unanticipated geological formations, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Furthermore, the existence of gold deposits on nearby properties is not necessarily indicative of the mineralization on our properties. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.